UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Share, NIS 0.01 par value

(Title of Class of Securities)

M47364100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47364100	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Elbit Cord Blood Ltd. Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,828,373 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,828,373 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,373 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 59,000,153 ordinary shares issued and outstanding as of December 31, 2020, as provided by the Issuer.

CUSIP No. M47364100	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Elbit Medical Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,828,373 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,828,373 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,373 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 59,000,153 ordinary shares issued and outstanding as of December 31, 2020, as provided by the Issuer.

CUSIP No. M47364100	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Elbit Imaging Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 1,828,373 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 1,828,373 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,828,373 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*)	The beneficial ownership of the securities reported herein is described in Item 4(a).

(**)	All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement assume an aggregate of 59,000,153 ordinary shares issued and outstanding as of December 31, 2020, as provided by the Issuer.

CUSIP No. M47364100	13G	Page 5 of 9 Pages

Item 1. (a)	Name of Issuer:

Gamida Cell Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340 Israel

Item 2. (a)	Name of Person Filing:

Elbit Cord Blood Ltd. Partnership

Elbit Medical Technologies Ltd.

Elbit Imaging Ltd.

(b)	Address of Principal Business Office:

Elbit Cord Blood Ltd. Partnership – 3 Shimshon Street, Petach Tikva, Israel

Elbit Medical Technologies Ltd. – 3 Shimshon Street, Petach Tikva, Israel

Elbit Imaging Ltd. – 3 Shimshon Street, Petach Tikva, Israel

(c)	Citizenship:

Elbit Cord Blood Ltd. Partnership – Israel

Elbit Medical Technologies Ltd. – Israel

Elbit Imaging Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Share, NIS0.01 par value

(e)	CUSIP Number:

M47364100

Item 3.	Not applicable.

CUSIP No. M47364100	13G	Page 6 of 9 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are held directly by Elbit Cord Blood Ltd. Partnership (“ECB”), an Israeli limited partnership. Elbit Medical Technologies Ltd. (“EMT”) is the general partner of ECB and holds 99.9% of the partnership interests of ECB. Elbit Imaging Ltd. (“EI”) is an Israeli public company listed on the Tel-Aviv Stock Exchange. EI holds approximately 15.4% of the issued and outstanding shares of EMT.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

CUSIP No. M47364100	13G	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. M47364100	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2021

Elbit Cord Blood Ltd. Partnership

/s/ Yael Naftali, Tsipi Siani Amossi
By: Yael Naftali, Tsipi Siani Amossi
Title: Authorized Signatories

Elbit Medical Technologies Ltd.

/s/ Yael Naftali, Tsipi Siani Amossi
By: Yael Naftali, Tsipi Siani Amossi
Title: Authorized Signatories

Elbit Imaging Ltd.

/s/ Yael Naftali, Tsipi Siani Amossi
By: Yael Naftali, Tsipi Siani Amossi
Title: Authorized Signatories

CUSIP No. M47364100	13G	Page 9 of 9 Pages

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of February 13, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on February 14, 2019).